Exhibit 15.1

AUDITOR’S CONFIRMATION OF STATEMENTS IN ITEM 16.F

September 14, 2018

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

We have read Item 16F of Form 20-F dated September 14, 2018, of Oasmia Pharmaceutical AB and are in agreement with the statements contained in paragraphs two and three therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Regarding the registrant's statements on material weaknesses, included in Item 15 on pages 92 to 94, we had considered such matters in determining the nature, timing and extent of procedures performed in our audits of the registrant's 2018 and 2017 financial statements, respectively.

/s/Ernst & Young AB

Stockholm, Sweden